UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)

Shuffle Master, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
825549108
(CUSIP Number)
Brandon W. Gardner
c/o Serengeti Asset Management LP
632 Broadway, 12th Floor
New York, NY 10012
Tel. No.: (212) 672-2232
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 25, 2008
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box    ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	825549108	Page	2	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Serengeti Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,600,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,600,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.7%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	825549108	Page	3	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J.L. Serengeti Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,600,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,600,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.7%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	825549108	Page	4	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph A. LaNasa III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,600,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,600,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.7%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	825549108	Page	5	of	11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Serengeti Overseas Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		3,416,402

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,416,402

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,416,402

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.5%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	825549108	Page	6	of	11
Item 1. Security and Issuer.
          No material change.
Item 2. Identity and Background.
          This statement is jointly filed by and on behalf of each of Serengeti Asset Management LP, a Delaware limited partnership (“Serengeti”), J.L. Serengeti Management LLC, a Delaware limited liability company, Joseph A. LaNasa III, and Serengeti Overseas Ltd, an exempted company incorporated in the Cayman Islands (collectively, the “Reporting Persons” and each a “Reporting Person”).
          Serengeti Overseas Ltd’s officers and directors are Brandon W. Gardner, Michelle Williams-Clarke, and Alison Martinson. Serengeti acts as an investment adviser to, and manages investment and trading accounts of, other persons, including Serengeti Partners LP and Serengeti Overseas Ltd (collectively, the “Funds”). Serengeti may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including the Funds. J.L. Serengeti Management LLC is the general partner of Serengeti and may be deemed to control Serengeti and beneficially own securities owned by Serengeti. Mr. LaNasa is a United States citizen and the sole member of J.L. Serengeti Management LLC, and may be deemed to control J.L. Serengeti Management LLC and beneficially own securities owned by J.L. Serengeti Management LLC.
          Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
          Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
          The address of the principal business office of the Reporting Persons is 632 Broadway, 12th Floor, New York, NY 10012.
          None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

CUSIP No.	825549108	Page	7	of	11
Item 3. Source and Amount of Funds or Other Consideration.
          This Item 3 is hereby amended and restated in its entirety as follows:
          As of the date hereof, Serengeti Asset Management LP, J.L. Serengeti Management LLC and Joseph A. LaNasa III may be deemed to beneficially own 4,600,000 shares of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”) and Serengeti Overseas Ltd owns 3,416,402 shares of Common Stock. The shares owned by Serengeti Overseas Ltd were purchased with its own investment capital. The shares beneficially owned by Serengeti Asset Management LP, J.L. Serengeti Management LLC and Joseph A. LaNasa III include the shares owned by Serengeti Overseas Ltd as well as other shares that were purchased with the investment capital of Serengeti Partners LP. These shares were purchased for an aggregate purchase price of approximately $32.9 million and were acquired with the investment capital of the Funds.
Item 4. Purpose of Transaction.
          This Item 4 is hereby amended and restated in its entirety as follows:
          The Reporting Persons acquired the Common Stock reported herein for investment purposes. The Reporting Persons have previously communicated with the Company management and certain members of the board of directors of the Company regarding the operations and management of the Company, including, without limitation, the Reporting Persons’ support of efforts that the Reporting Persons understand the Company undertook to allow existing stockholders to protect their ownership interest by participating in the recent stock offering, as well as the Reporting Persons’ belief that the Company should solicit director nominees from significant stockholders. The Reporting Persons expect to engage in further discussions regarding the foregoing with management of the Company and members of the board of directors of the Company and may engage in discussions with other stockholders. The Reporting Persons may also engage in other communications with, without limitation, management of the Company, members of the board of directors of the Company and other stockholders, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock of the Company.
          Each Reporting Person expects to continue to consider and evaluate on an ongoing basis all of its alternatives with respect to its investment in, and intentions with respect to, the Company. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In addition, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company, including additional shares of Common Stock; dispose of all or a portion of the securities of the Company, including its shares of Common Stock, that such Reporting Person now owns or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities.

CUSIP No.	825549108	Page	8	of	11
          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.
Item 5. Interest in Securities of the Issuer.
          This Item 5 is hereby amended and restated in its entirety as follows:
          (a, b) As of the date hereof, Serengeti Asset Management LP, J.L. Serengeti Management LLC and Joseph A. LaNasa III may be deemed to be the beneficial owner of 4,600,000 shares of Common Stock, representing 8.7% of the Company’s issued and outstanding Common Stock, and Serengeti Overseas Ltd may be deemed to own 3,416,402 shares of Common Stock, representing 6.5% of the Company’s issued and outstanding Common Stock, in each case based upon 52,903,314 shares of Common Stock reported as outstanding as of July 25, 2008 in the Company’s prospectus supplement, dated July 14, 2008, to Amendment No. 1 of the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 14, 2008.
          Serengeti Asset Management LP, J.L. Serengeti Management LLC, and Joseph A. LaNasa III have the sole power to vote or direct the vote of 4,600,000 shares of Common Stock; the shared power to vote or direct the vote of zero shares of Common Stock; the sole power to dispose or direct the disposition of 4,600,000 shares of Common Stock; and have the shared power to dispose or direct the disposition of zero shares of Common Stock.
          Serengeti Overseas Ltd has the sole power to vote or direct the vote of 3,416,402 shares of Common Stock; the shared power to vote or direct the vote of zero shares of Common Stock; the sole power to dispose or direct the disposition of 3,416,402 shares of Common Stock; and has the shared power to dispose or direct the disposition of zero shares of Common Stock.
          Each of the Reporting Persons specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its or his pecuniary interest therein.
          (c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the shares of Common Stock since the most recent filing of Schedule 13D by the Reporting Persons are set forth in Exhibit A.
          (d) Each Reporting Person affirms that no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.
          (e) Not applicable.

CUSIP No.	825549108	Page	9	of	11
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
          No material change.

CUSIP No.	825549108	Page	10	of	11
Item 7. Materials to be Filed as Exhibits.

Exhibit A:	Schedule of Transactions in the Shares of Common Stock of the Company.

Exhibit B:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No.	825549108	Page	11	of	11
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2008.

Serengeti Asset Management LP
By:	/s/ Brandon W. Gardner
	Name:	Brandon W. Gardner
	Title:	Authorized Person

J.L. Serengeti Management LLC
By:	/s/ Joseph A. LaNasa III
	Name:	Joseph A. LaNasa III
	Title:	Authorized Person

Joseph A. LaNasa III
/s/ Joseph A. LaNasa III
	Name:	Joseph A. LaNasa III

Serengeti Overseas Ltd
By:	Serengeti Asset Management LP,
its investment advisor

By:	/s/ Brandon Gardner
	Name:	Brandon Gardner
	Title:	Authorized Person